FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Statement Re. Zavesca Approval

For immediate release                                                                                                                                                                                    16 June 2003

CELLTECH GROUP PLC
ZAVESCA APPROVED IN ISRAEL
- Second largest patient population for Gaucher disease -

Celltech Group plc (LSE: CCH; NYSE: CLL) today announced that the Israeli Ministry of Health has granted Marketing Authorisation for Zavesca (miglustat), the first oral treatment for patients with mild to moderate type 1 Gaucher disease for whom Enzyme Replacement Therapy (ERT) is unsuitable.

Zavesca was developed by Oxford GlycoSciences (OGS), which was recently acquired by Celltech. The Marketing Authorisation Application was filed by Teva, who, under the terms of their license agreement, are responsible for all regulatory and marketing activities in Israel. Teva expects to begin marketing Zavesca in Israel concurrent with its inclusion in the National List of Reimbursed Drugs (NLRD).

Zavesca is the first oral treatment for this disease. It was approved in the EU in November 2002 for the treatment of patients with mild to moderate type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. An amendment to the New Drug Application (NDA) for Zavesca was filed with the U.S. Food and Drug Administration (FDA) during March 2003.

Dr. Göran Ando, Chief Executive Officer of Celltech commented, "We are delighted with this latest approval for Zavesca, particularly since Israel has the second largest patient population for Gaucher disease. Zavesca provides physicians with an important therapeutic option for treating patients with this serious disease. We look forward to the commercial launch of Zavesca in Israel during 2003."

Contacts:

Dr. Goran Ando                        Chief Executive Officer                                       (44) (0) 1753 534655
Peter Allen                                 Deputy CEO and CFO
Richard Bungay                        Director of Corporate Communications

Jon Coles                                   Brunswick (London)                                            (44) (0) 207 404 5959
Fiona Fong                                Brunswick (London)
Cindy Leggett-Flynn               Brunswick (New York)                                         (1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Notes for Editors

About Gaucher disease

Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

Treating Gaucher disease with Zavesca

Zavesca is an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis - termed 'substrate reduction'.

Celltech desires to take advantage of the 'Safe Harbor' provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the launch of Zavesca in Israel are forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: unavailability of raw materials or other interruptions in production or product distribution both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, fluctuations in currency exchange rates and the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 16 June, 2003